SEC FILE NO. 70-9327





                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549








                             CERTIFICATE PURSUANT TO

                                     RULE 24

                      OF PARTIAL COMPLETION OF TRANSACTIONS











                          PENNSYLVANIA ELECTRIC COMPANY




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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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                                    :
            In the Matter of        :
                                    :     Certificate
     Pennsylvania Electric Company  :     Pursuant to
                                    :     Rule 24 of
            File No. 70-9327        :     Partial
                                    :     Completion of
            (Public Utility Holding :     Transactions
            Company Act of 1935)    :
                                    :
                                    :
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To the Members of the Securities and Exchange Commission:

            The undersigned, Pennsylvania Electric Company ("Penelec"), hereby certifies pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935 (the "Act") that a portion of the transactions proposed in the Application, as amended, filed in SEC File No. 70-9327 have been carried out in accordance with the terms and conditions of, and for the purposes requested in, said Application and pursuant to the Commission's Order, dated January 19, 1999 (HCAR No. 26908), with respect thereto as follows:
      1. On June 9, 1999, Penelec, Penelec Capital II, L.P. ("Penelec Capital"), a Delaware limited partnership of which Penelec Preferred Capital II, Inc. (the "General Partner"), a wholly owned subsidiary of Penelec, serves as sole general partner, and Penelec Capital Trust (the "Trust"), a Delaware business trust of which Penelec Capital is the grantor, entered
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into an  Underwriting  Agreement  with  Merrill  Lynch,  Pierce,  Fenner & Smith
Incorporated, CIBC World Markets Corp., First Union Capital Markets Corp., Goldman Sachs & Co. and PaineWebber Incorporated as representatives of the
several  underwriters  listed  in  Schedule  I  thereto  (the   "Underwriters"),
providing for the issuance and sale by the Trust of 4,000,000 7.34% Trust Originated Preferred Securities ("Trust Securities"), to the Underwriters. The Agreement provides that the Underwriters pay the Trust $25 per Trust Security and that Penelec pay the Underwriters commissions of $0.7875 per Trust Security, which represents 3.15% of the purchase price per Trust Security, except that such commissions are $0.50 per Trust Security for sales of 10,000 or more.
      2. On June 16,  1999,  the Trust  issued and sold to the  Underwriters  an
aggregate  of  4,000,000  Trust   Securities  for  a  total  purchase  price  of
$100,000,000, and Penelec paid to the Underwriters aggregate commissions of $3,150,000. Also on June 16, 1999, Penelec Capital sold 4,000,000 of its 7.34% Cumulative Preferred Securities ("Preferred Securities") to the Trust for a total purchase price of $100,000,000. In addition, on June 16, 1999, Penelec Capital used such $100,000,000, together with a $3,092,800 capital contribution from the General Partner, to purchase from Penelec $103,092,800 aggregate principal amount of Penelec's 7.34% Subordinated Debentures, Series A due September 1, 2039, which were issued under and pursuant to the Indenture, dated as of June 1, 1999, between Penelec and United States Trust
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Company of New York,  as  Trustee.  Also on June 16,  1999,  Penelec  issued its
Payment and Guarantee Agreement to Penelec Capital.

      3. Pursuant to the Commission's Order, dated January 19, 1999, an additional 1,000,000 Trust Securities may be sold by the Trust from time to time through December 31, 2000.
      4. The following exhibits in Item 6 are filed herewith:

      A-5(a)      - Amended and  Restated  Limited  Partnership  Agreement  of
                    Penelec Capital, dated June 9, 1999.

      A-6(a)      - Action Creating Series A Preferred Securities,  dated June
                    9, 1999.

      A-6(b)     -  Preferred  Security  Certificate,  dated  June 16,  1999, representing 4,000,000 Series A Preferred Securities.

      A-9(a)      - Amended and Restated  Trust  Agreement of Penelec  Capital
                    Trust, dated June 9, 1999.

      A-10(a)     -  Trust  Securities  Certificate,   dated  June  16,  1999,
                    representing 4,000,000 Trust Preferred Securities.

      A-11(a)     - Indenture,  dated as of June 1, 1999,  between Penelec and
                    United States Trust Company of New York, as Trustee.

      A-12(a)     - 7.34% Subordinated Debenture, Series A due 2039.

      B-1(a)      - Payment and  Guarantee  Agreement of Penelec,  dated as of
                    June 16, 1999.

      B-2(a)      - Underwriting Agreement, dated June 9, 1999 -- incorporated
                    by  reference  to  Exhibit  1-A  to  Pennsylvania   Electric
                    Company's Report on Form 8-K dated June 17, 1999.







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                                    SIGNATURE

 PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                    PENNSYLVANIA ELECTRIC COMPANY

                                    By:  /s/ T. G. Howson
                                        -----------------------------
                                        T.G. Howson
                                        Vice President and Treasurer

 Date:  June 25, 1999